SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 2, 2013

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated August 1, 2013

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: August 2, 2013

Eni announces results for the second quarter
and first half of 2013

San Donato Milanese, August 1, 2013 - Eni, the international oil and gas company, today announces its group results for the second quarter and the first half of 2013 (unaudited).

Financial Highlights1

•	Adjusted operating profit: euro 1.95 billion for the quarter, down 51%[2]; euro 5.66 billion for the first half, down 43%[2] including Saipem losses which have been recognized in the second quarter;
•	Adjusted net profit: euro 0.58 billion for the quarter, down 55%[2]; euro 1.96 billion for the first half, down 46%[2] including Saipem losses which have been recognized in the second quarter;
•	Net profit: euro 0.28 billion for the quarter, up 76%; euro 1.82 billion for the first half, down 51%;
•	Operating cash flow: euro 1.95 billion for the quarter; euro 4.75 billion for the first half;
•	Leverage at 0.27;
•	Interim dividend proposal of euro 0.55 per share.

Operational Highlights

•	Oil and gas production: 1.648 mmboe/d, broadly in line with the second quarter of 2012 (down 2.7% in the first half);
•	Renegotiations of long-term gas supply contracts: reached new agreements with Sonatrach and Gazprom;
•	Reached the divestment to CNPC of 28.57% of the share capital of Eni East Africa, which currently owns a 70% interest in Area 4 in Mozambique with a cash consideration of $4.2 billion, not included in the 0.27 leverage as of June 30;
•	Started up six upstream projects in the first half; confirmed Kashagan schedule;
•	Completed the divestment of Snam; progressed the divestment of Galp;
•	Started exploration activities in the Russian upstream with Rosneft;
•	Continuing exploration success; resource base increased by 950 million barrels in the first half.

Paolo Scaroni, Chief Executive Officer, commented:

"First half results were affected by a difficult economic situation across Italy and Europe, production interruption in Libya and Nigeria and by the fall in Saipem’s results. We have strengthened our balance sheet through the continuing divestment of Snam and Galp. In this context I am satisfied with the operational progress achieved in the first half including 6 production start-ups, of the 8 planned for the whole 2013, and the renegotiation of gas contracts with Sonatrach and Gazprom. Thanks to these successes we expect a significant improvement in our second half results. On September 19, I will propose to Eni's Board of Directors an interim dividend of euro 0.55 per share."

At the same time as reviewing this press release, the Board has approved the interim consolidated report as of June 30, 2013, which has been prepared in accordance to Italian listing standards as per Article 154-ter of the Code for securities and exchanges (Testo Unico della Finanza). The document was immediately submitted to the Company’s external auditor. Publication of the interim consolidated report is scheduled within the first half of August 2013 alongside completion of the auditor’s review.

__________________________

(1) Throughout this press release, changes in the Group results for the first quarter 2013 are calculated with respect to results earned by the Group’s continuing operations in the first half and the second quarter 2012 considering that at the time Snam was consolidated in the Group accounts and reported as discontinued operations based on IFRS 5.
(2) Those changes are calculated excluding Snam’s contribution to the Group results in the first half and the second quarter 2012. This is the result of Snam transactions with Eni included in the continuing operations results of the first half and the second quarter 2012 according to IFRS 5. Adjusted operating profit and adjusted net profit are not provided by IFRS.

Financial Highlights

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	(euro million)	First half 2012	First half 2013	% Ch.

				SUMMARY GROUP RESULTS (a)
4,221	3,713	1,947	(53.9)	Adjusted operating profit - continuing operations (b)	10,458	5,660	(45.9)
3,997	3,713	1,947	(51.3)	Adjusted operating profit - continuing operations excluding Snam contribution	9,962	5,660	(43.2)
1,368	1,385	576	(57.9)	Adjusted net profit - continuing operations	3,833	1,961	(48.8)
0.38	0.38	0.16	(57.9)	- per share (euro) (c)	1.06	0.54	(49.1)
0.97	1.00	0.42	(56.7)	- per ADR ($) (c) (d)	2.75	1.42	(48.4)
1,289	1,385	576	(55.3)	Adjusted net profit - continuing operations excluding Snam contribution	3,649	1,961	(46.3)

156	1,543	275	76.3	Net profit - continuing operations	3,700	1,818	(50.9)
0.04	0.43	0.07	75.0	- per share (euro) (c)	1.02	0.50	(51.0)
0.10	1.14	0.18	80.0	- per ADR ($) (c) (d)	2.64	1.31	(50.4)

71			..	Net profit - discontinued operations	144		..
227	1,543	275	21.1	Net profit	3,844	1,818	(52.7)

(a) Attributable to Eni’s shareholders.
(b) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".
(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
In the second quarter of 2013 adjusted operating profit was euro 1.95 billion, down 51.3% when excluding Snam’s contribution to continuing operations in the second quarter of 2012. The decline reflected the losses, fully recognized in the second quarter, incurred by the Engineering & Construction segment (down to a loss of euro 680 million compared to a profit of euro 389 million in the second quarter of 2012) due to a slowdown in the business activity and a revision of profitability estimates on some large contracts which are near completion. Excluding the Engineering & Construction shortfall, the Group operating profit would have declined by 27.2%.
The Group results were also impacted by a lower contribution from the Exploration & Production Division (down euro 830 million, or 19.6%) affected by lower crude oil prices (the Brent benchmark was down 5.3% from the same quarter in 2012), as well as by the ongoing weak business conditions in Italy and in Europe persisting throughout the quarter at our Refining & Marketing Division (down by 22.5%), Chemicals business (with larger losses of euro 57 million from the same quarter of the previous year) and Gas & Power Division (down by 8.7%). The Gas & Power Division results reflected only a part of the benefits associated with the renegotiations of the supply contracts, some of which are still pending necessarily delaying the recognition of the associated economic effects.
In the first half of 2013 adjusted operating profit was euro 5.66 million, down 45.9% or 43.2% excluding Snam’s contribution to continuing operations in the first half of 2012. This decline was driven by the effects described above and the fact that the Gas & Power Division results for the first half of 2012 were boosted by the economic benefits associated with the contract renegotiations which had retroactive effects to the beginning of 2011. Finally, excluding the Engineering & Construction shortfall, Eni’s Group operating profit would have declined by 33.3% in the first half 2013.

Adjusted net profit
In the second quarter of 2013, adjusted net profit was euro 0.58 billion, down 57.9%, or 55.3%, when excluding Snam’s contribution to continuing operations in the second quarter of 2012. The decline was due to a lowered operating performance, whilst the Group adjusted tax rate rose to 91.2% representing an increase of almost thirty percentage points from a year ago as the Company could not recognize any tax-loss carryforward at Saipem and recorded a higher contribution to Group profit before income taxes from the Exploration & Production segment which is subject to a larger fiscal take than other Group’s businesses.
In the first half of 2013, adjusted net profit was euro 1.96 billion, down 48.8%, or 46.3%, when excluding Snam’s contribution to continuing operations in the first half of 2012. Finally, excluding the Engineering & Construction shortfall, the Group operating profit would have declined by 26.7% and 35.9% in the second quarter and first half 2013, respectively.

Capital expenditure
Capital expenditure for the second quarter of 2013 amounted to euro 2.81 billion (euro 5.93 billion for the first half of 2013) and mainly related to continuing development of oil and gas reserves. In the first half of 2013 the Group also incurred expenditures of euro 0.18 billion in finance acquisitions, joint-venture projects and equity investees.

Balance sheet and cash flow
Net cash generated by operating activities amounted to euro 4,752 million for the first half of 2013 (euro 1,954 million for the second quarter of 2013). Those flows and cash from disposals of euro 2,465 million were used to fund financing requirements associated with capital expenditure (euro 5,931 million) and dividend payments of euro 2,167 million (of which euro 1,956 million relating to the payment of the balance dividend for fiscal year 2012 to Eni's shareholders). Divestments in the period mainly related to the 11.69% interest in Snam (euro 1,459 million) and 8% in Galp (euro 810 million).
Net borrowings3 as of June 30, 2013 increased by euro 981 million from December 31, 2012 to euro 16,492 million which was also impacted by a lower amount of trade receivables transferred to financing institutions (down by euro 335 million).
Net borrowings increased by euro 507 million from March 31, 2013 due to a lower amount of trade receivables transferred to financing institutions (down by euro 368 million).
The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage4 – increased to 0.27 at June 30, 2013 from 0.25 as of December 31, 2012 and do not include the effects of the Eni East Africa deal, closed on July 26, 2013. Including those effects, leverage would be 0.21.

Interim dividend 2013
In light of the financial results achieved for the first half of 2013 and management’s expectations for the full-year results, the interim dividend proposal to the Board of Directors on September 19, 2013, will amount to euro 0.55 per share5 (euro 0.54 per share in 2012). The interim dividend is payable on September 26, 2013, with September 23, 2013 being the ex dividend date.

Operational highlights and trading environment

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	First half 2012	First half 2013	% Ch.

				KEY STATISTICS
1,656	1,600	1,648	(0.5)	Production of oil and natural gas	(kboe/d)	1,669	1,624	(2.7)
856	818	845	(1.3)	- Liquids	(kbbl/d)	861	832	(3.4)
4,394	4,290	4,410	0.8	- Natural gas	(mmcf/d)	4,437	4,350	(2.4)
20.15	30.22	19.04	(5.5)	Worldwide gas sales	(bcm)	50.76	49.26	(3.0)
9.62	9.16	8.69	(9.7)	Electricity sales	(TWh)	21.91	17.85	(18.5)
2.74	2.33	2.49	(9.1)	Retail sales of refined products in Europe	(mmtonnes)	5.27	4.82	(8.5)

Exploration & Production
In the second quarter of 2013, Eni’s liquids and gas production of 1,648 kboe/d was broadly in line with the second quarter of 2012, down 0.5% (down by 2.7% in the first half of 2013 to 1,624 million kboe/d). Performance was affected by force majeure events in Nigeria, particularly significant, and in Libya, and by the disposals made in 2012 relating to the divestment of a 10% interest in the Karachaganak field and the Galp transaction, while it was partly helped by the restart of the Elgin-Franklin field in the UK, which was off line in 2012 due to an accident. When excluding these impacts, production reported an increase of approximately two percentage points in the second quarter and was unchanged for the first half of 2013 driven by new fields’ start-up and continuing production ramp-up mainly in Russia, Algeria, Angola and Egypt, partly offset by planned facility downtime, mainly in Kazakhstan and the North Sea, and mature fields decline.

Gas & Power
In the second quarter of 2013, Eni’s worldwide natural gas sales declined by 5.5% to 19.04 bcm from the second quarter of 2012. When excluding the impact of the Galp divestment, gas sales were down by 2.9% from the same quarter of the previous year (down by 0.7% in the first half). Against the backdrop of the ongoing downturn in demand and intensified competitive pressure, Eni’s sales in Italy (6.50 bcm) performed fairly well with a 0.3% decline in the second quarter of 2013 (up 1.9% to 19.03 bcm in the first half of 2013). Eni’s natural gas sales in European markets decreased by 19.2% and 14% in the second quarter and the first half of 2013, respectively, with losses coming from Benelux reflecting lower hub sales and in Turkey due to lower withdrawals from Botas. Those negatives were partly offset by higher sales in Germany/Austria. Sales to importers to Italy experienced a substantial increase due to the recovery of Libyan supplies. Sales in extra-European markets declined by 2.6% in the quarter. In the first half this effect was more than offset by higher LNG sales in the Far East (up 10.1%).

_______________

(3) Information on net borrowings composition is furnished on page 33.
(4) Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 33 for leverage.
(5) Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

Refining & Marketing
In the second quarter of 2013 refining margins declined by 33% in the Mediterranean area from the same period a year ago (the benchmark margin on TRC Brent crude averaged $3.97 per barrel as compared to $5.89 per barrel in the second quarter 2012).
The decline, amidst volatile market conditions, was driven by the structural weaknesses of the industry due to overcapacity, declining demand and high feedstock costs. Furthermore, results at Eni’s refining business were adversely impacted by shrinking price differentials between light and heavy crudes that reduced the profitability of complex cycles.
In the second quarter of 2013, Eni marketed lower volumes at its Italian retail outlets, down by 13.6% to 1.71 million tonnes (down by 11.3% in the first half) due to a fall in domestic consumption and in market share which dropped to 28% in the second quarter compared to a 30.8% share in the same quarter of the previous year. In the second quarter of 2013, retail sales in the European market slightly increased to 0.78 million tonnes, while they declined slightly to 1.46 million barrels, or 1.4%, in the first half, due to higher sales mainly in Germany and Austria offset by declines in the Czech Republic.

Portfolio developments

Mozambique
In July 2013, Eni and China National Petroleum Corporation (CNPC) closed the sale of 28.57% share capital of the subsidiary Eni East Africa, which currently owns a 70% interest in Area 4, offshore Mozambique, for an agreed price equal to $4,210 million, integrated for contractual balances provided until the date of closing. CNPC indirectly acquires, through its 28.57% equity investment in Eni East Africa, a 20% interest in Area 4, while Eni will retain the 50% interest through the remaining stake in Eni East Africa. CNPC’s entrance into Area 4 is a strategic development for the project because of the standing of the Chinese company in the upstream and downstream sectors worldwide. In addition, the planned activities of the Joint Study Agreement progressed to develop the promising shale gas block located in the Sichuan Basin in China.

Kazakhstan
The North Caspian Operating Company Consortium (Eni share 16.81%) that operates the development of the Kashagan field is currently focused on completing the Experimental Program. In June 2013, the onshore treatment plant in Bolashak came on line; in July operational testing activities started at offshore production facilities. Production start-up is expected in the coming weeks. Security remains the priority of the Consortium throughout the whole process to achieve first oil.

Sale of Snam and Galp
On May 9, 2013, Eni completed the sale of 395,253,345 shares equal to 11.69% of the share capital of Snam SpA, which was carried out through an accelerated book-building aimed at institutional investors. The offering was priced at euro 3.69 per share, yielding a total consideration of euro 1,458.5 million. A gain of euro 75 million was recognized through profit, of which euro 8 million were the reversal of the evaluation reserve. Following the placement, Eni holds 8.54% of the share capital of Snam underlying the euro 1,250 million convertible bond, issued on January 18, 2013 and due on January 18, 2016.

On May 31, 2013, Eni completed the placement of 55,452,341 ordinary shares, corresponding to approximately 6.7% of the share capital of Galp Energia SGPS SA, which was carried out through an accelerated book-building aimed at institutional investors.
The offering was priced at euro 12.22 per share, yielding a total consideration of approximately euro 677.6 million. A gain of euro 95 million was recognized through profit, of which euro 65 million were the reversal of the evaluation reserve. As of June 30, 2013 following the sale, Eni holds 16.34% of Galp’s outstanding share capital, of which 8% underlying the approximately euro 1,028 million exchangeable bond issued on November 30, 2012 and due on November 30, 2015 and 8.34% subject to certain pre-emptive rights and options exercisable by Amorim Energia and previously disclosed to the market.

Russia
In June 2013, Eni and Rosneft completed a strategic cooperation agreement for operating offshore exploration activities off the Russian section of the Barents Sea (Fedynsky and Tsentralno-Barentsevsky licenses) where seismic surveys have been started, and the Russian section of the Black Sea (Western Cernomorsky license).

Norway
In June 2013, following an international licensing round Eni was awarded the operatorship with an ownership interest of 40% in the PL 717, PL 712 and PL 716 licenses and the ownership interest of 30% in the PL 714 exploration license in the Norwegian section of the Barents Sea.

Start-ups
In the first half of 2013, in line with production plans, the following projects have been started up:
(i)	in Algeria, the MLE - CAFC field (Eni’s interest 75%) with an overall plateau of approximately 33 kboe/d net to Eni by 2016 and El Merk field (Eni’s interest 12.25%) with an expected peak at 18 kboe/d net to Eni expected in 2015;
(ii)	in Angola the liquefaction plant managed by the Angola LNG consortium (Eni’s interest 13.6%) with the first cargo in June 2013. The plant will treat 10,594 bcf of gas in 30 years;
(iii)	in Nigeria in Block OML 125 (Eni operator with an 85% interest) the offshore Abo - Phase 3 project;
(iv)	in Venezuela the accelerated early production of the giant Junin 5 oil field (Eni’s interest 40%) in the Orinoco Faja. Early production is expected to reach 75 kbbl/d in 2015;
(v)	in Norway, the offshore Skuld field (Eni’s interest 11.5%) with production of approximately 30 kboe/d (approximately 4 kboe/d net to Eni).
Exploration successes
In the first half of 2013, exploration activities yielded 950 million boe of equity resources, with a unit exploration cost of $1.1 per boe. Main exploration successes occurred in:
(i)	Egypt, with the Rosa North-1X oil discovery in the Meleiha license (Eni’s interest 56%). Development will entail the drilling of a new well in 2013. Total production in the year will be 5 kbbl/d supported by the synergies with production facilities existing in the area;
(ii)	Angola, in offshore Block 15/06 (Eni operator with a 35% interest), with the Vandumbu 1 oil discovery;
(iii)	Congo, in offshore Block Marine XII (Eni operator with a 65% interest) with the oil and gas discovery and the appraisal of the Nene Marine;
(iv)	Mozambique with the Coral 3 and Mamba South 3 delineation wells that strengthen the mineral potential of the area bringing the estimated mineral potential up to 80 Tcf of gas in place. Eni plans to drill a new exploration well for estimating the potential of the deeper and southernmost section of Area 4;
(v)	Ghana, with the Sankofa East-2A appraisal well, in the Offshore Cape Three Points license (Eni operator with a 47.22% interest), that confirmed the high mineral oil potential of the Western area. The total potential of the Sankofa discovery is estimated at 450 mmbbl of oil in place with recoverable reserves up to 150 mmbbl;
(vi)	Pakistan, with the gas discovery of Lundali 1 in the onshore Sukhpur Concession (Eni operator with a 45% interest) with a production capacity in excess of 3 kboe/d.

Outlook
The outlook for 2013 features risks and uncertainties that will weigh on the global economic recovery, namely the prolonged downturn in the Eurozone. The price of crude oil is supported by ongoing geopolitical risks, while fundamentals have been weakening as global supplies are forecast to slightly outpace demand. Management expects continued weak conditions in the European gas, refining and marketing of fuels and chemical sectors. Demand for energy commodities is anticipated to shrink due to economic stagnation and unit margins will be exposed to competitive pressure in an extremely volatile environment. In this scenario, the recovery of profitability in the Gas & Power and Refining & Marketing Divisions and Versalis will depend mainly on management actions to optimize operations and improve the cost position.

Management expects the key production and sales trends of Eni businesses to be as follows:
-	production of liquids and natural gas: full-year production is expected to remain in line with 2012, under the assumption that the impact of extraordinary events on production in Nigeria and Libya in the second half of 2013 will remain at the same level as in the first half of the year. The start-up of major projects, such as those in Algeria, Angola and Kazakhstan, and production ramp-up at fields started in 2012, in particular in Egypt, will more than offset these events, mature field declines and the effect of 2012 asset disposals;
-	gas sales: natural gas sales are expected to decrease compared to 2012 (95.39 bcm in 2012, including consolidated sales and Eni’s share of joint ventures) mainly due to the divestment of Galp and the use of the flexibility achieved through the renegotiation of long-term supply contracts;
-	refining throughputs on Eni’s account: processed volumes are expected to decline from 2012 (30.01 million tonnes in 2012), reflecting an ongoing industry downturn and the planned shut down of the Venice plant to start the Green Refinery project. These negatives are expected to be partly offset by the start-up of the new EST technology conversion plant at Sannazzaro;
-	retail sales of refined products in Italy and the Rest of Europe: management foresees retail sales volumes to decline from 2012 (10.87 million tonnes, 2012 total) due to an expected contraction in domestic demand, increasing competitive pressure and factoring in the effect of the "riparti con eni" marketing campaign which was executed in the summer of 2012. The expected fall in domestic retail volumes will be only partially absorbed by increased sales in the Rest of Europe;
-	Engineering & Construction: this segment is expected to report a substantial reduction in the full year 2013 results.

In 2013, management expects a capital budget broadly in line with 2012 (euro 12.76 billion in capital expenditure and euro 0.57 billion in financial investments in 2012, excluding Snam investments). In 2013, the company will be focused on the development of hydrocarbon reserves in Sub-Saharan and North Africa, Norway, the United States, Iraq, Kazakhstan and Venezuela, exploration projects in Sub-Saharan Africa, Norway, Egypt, the United States and emerging areas, as well as optimization and selective growth initiatives in other sectors, the start-up of the Green Refinery works in Venice, and elastomers and bio-technologies in the Chemical sector. Assuming a Brent price of $104 a barrel on average for the full year 2013, the ratio of net borrowings to total equity – leverage – is projected to slightly improve from the level achieved at the end of 2012, due to cash flows from operations and portfolio management.

This press release has been prepared on a voluntary basis in accordance with the best practices in the marketplace. It provides data and information on the Company’s business and financial performance for the second quarter and the first half of 2013 (unaudited). Results of operations for the first half of 2013 and material business trends have been extracted from the interim consolidated report 2013 which has been prepared in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF) and approved by the Company’s Board of Directors today. The interim report has been transmitted to the Company’s external auditor as provided by applicable regulations. Publication of the interim report is scheduled in the first half of August, alongside the Company’s external auditor report upon completion of relevant audits.

Results and cash flow are presented for the second and first quarter and the first half of 2013, and for the second quarter and the first half of 2012. Information on liquidity and capital resources relates to end of the period as of June 30, 2013, March 31, 2013, and December 31, 2012. Statements presented in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report.
Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002, which are disclosed in our annual report for the year ended December 31, 2012, as updated with new IFRS provisions effective January 1, 2013, which are summarized below.
With Commission Regulation (EU) No. 475/2012 of June 5, 2012, the revised IAS 19 "Employee Benefits" (hereinafter "IAS 19") has been endorsed. The document requires interalia: (i) to recognize actuarial gains and losses in other comprehensive income, eliminating the possibility to adopt the corridor approach. Actuarial gains and losses recognized in other comprehensive income will not be recycled through profit and loss account in subsequent periods; and (ii) to replace the separate presentation of the expected return on plan assets and the interest cost, with a single "net interest expense or income". This aggregate is determined by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability. The new provisions require, interalia, additional disclosures with reference to defined benefit plans. IAS 19 is effective for annual periods beginning on or after January 1, 2013. Under the transition requirements of IAS 19, the new provisions are applied retrospectively by adjusting the opening balance as of January 1, 2012 and the 2012 profit and loss account. In the Group consolidated accounts for the first quarter 2013, the enactment of the new provisions of IAS 19 determined a pre-tax and post-tax effect amounting to, respectively: (i) a decrease of equity as of January 1, 2012 of euro 123 million and euro 61 million; (ii) a decrease of equity as of December 31, 2012 of euro 269 million and euro 155 million, of which euro 149 million and euro 96 million related to the 2012 actuarial gains and losses recognized in other comprehensive income. The effect on net profit for the first and second quarter 2012 was immaterial. In addition, the Company has reclassified interest expense on employee benefit plans as an interest expense in lieu of operating expenses (payroll costs) correspondingly changing the first half of 2013 operating profit by euro 23 million.

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, buy-back, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first half of the year cannot be extrapolated on an annual basis.

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Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficio.stampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the second quarter and the first half of 2013 (unaudited) is also available on the Eni web site eni.com.

Quarterly consolidated report
Summary results for the second quarter and the first half of 2013
(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	First half 2012	First half 2013	% Ch.

30,063	31,165	28,111	(6.5)	Net sales from operations - continuing operations	63,203	59,276	(6.2)
2,791	3,834	1,459	(47.7)	Operating profit - continuing operations	9,340	5,293	(43.3)
326	10	326		Exclusion of inventory holding (gains) losses	(86)	336
1,104	(131)	162		Exclusion of special items	1,204	31

4,221	3,713	1,947	(53.9)	Adjusted operating profit - continuing operations	10,458	5,660	(45.9)

				Breakdown by Division:
4,239	3,999	3,409	(19.6)	Exploration & Production	9,334	7,408	(20.6)
(401)	(227)	(436)	(8.7)	Gas & Power	618	(663)	..
(142)	(152)	(174)	(22.5)	Refining & Marketing	(366)	(326)	10.9
(25)	(63)	(82)	..	Versalis	(194)	(145)	25.3
389	204	(680)	..	Engineering & Construction	767	(476)	..
(57)	(55)	(52)	8.8	Other activities	(102)	(107)	(4.9)
(99)	(82)	(76)	..	Corporate and financial companies	(179)	(158)	11.7
317	89	38		Impact of unrealized intragroup profit elimination and other consolidation adjustment (a)	580	127
3,997	3,713	1,947	(51.3)	Adjusted operating profit - continuing operations excluding Snam contribution	9,962	5,660	(43.2)
(528)	(203)	(279)		Net finance (expense) income (b)	(810)	(482)
297	141	331		Net income from investments (b)	469	472
(2,533)	(2,245)	(1,824)		Income taxes (b)	(5,945)	(4,069)
63.5	61.5	91.2		Tax rate (%)	58.8	72.0

1,457	1,406	175	(88.0)	Adjusted net profit - continuing operations	4,172	1,581	(62.1)

156	1,543	275	76.3	Net profit attributable to Eni’s shareholders - continuing operations	3,700	1,818	(50.9)
209	7	203		Exclusion of inventory holding (gains) losses	(70)	210
1,003	(165)	98		Exclusion of special items	203	(67)

1,368	1,385	576	(57.9)	Adjusted net profit attributable to Eni’s shareholders - continuing operations	3,833	1,961	(48.8)
76			..	Adjusted net profit - discontinued operations	150		..
1,444	1,385	576	(60.1)	Adjusted net profit attributable to Eni’s shareholders	3,983	1,961	(50.8)
1,289	1,385	576	(55.3)	Adjusted net profit - continuing operations excluding Snam contribution	3,649	1,961	(46.3)

				Net profit attributable to Eni’s shareholders - continuing operations
0.04	0.43	0.07	75.0	per share (euro)	1.02	0.50	(51.0)
0.10	1.14	0.18	80.0	per ADR ($)	2.64	1.31	(50.4)
				Adjusted net profit attributable to Eni’s shareholders - continuing operations
0.38	0.38	0.16	(57.9)	per share (euro)	1.06	0.54	(49.1)
0.97	1.00	0.42	(56.7)	per ADR ($)	2.75	1.42	(48.4)
3,622.8	3,622.8	3,622.8		Weighted average number of outstanding shares (c)	3,622.7	3,622.8
4,219	2,798	1,954	(53.7)	Net cash provided by operating activities - continuing operations	8,340	4,752	(43.0)
8			..	Net cash provided by operating activities - discontinued operations	82		..
4,227	2,798	1,954	(53.8)	Net cash provided by operating activities	8,422	4,752	(43.6)

3,015	3,119	2,812	(6.7)	Capital expenditure - continuing operations	5,647	5,931	5.0

(a) Unrealized intragroup profit elimination mainly pertained to intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(b) Excluding special items.
(c) Fully diluted (million shares).

Trading environment indicators

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	First half 2012	First half 2013	% Ch.

108.19	112.60	102.44	(5.3)	Average price of Brent dated crude oil (a)	113.34	107.50	(5.2)
1.281	1.321	1.306	2.0	Average EUR/USD exchange rate (b)	1.296	1.313	1.3
84.46	85.24	78.44	(7.1)	Average price in euro of Brent dated crude oil	87.45	81.87	(6.4)
5.89	3.97	3.97	(32.6)	Average European refining margin (c)	4.41	3.97	(10.0)
6.31	4.30	3.76	(40.4)	Average European refining margin Brent/Ural (c)	4.79	4.03	(15.9)
4.60	3.01	3.04	(33.9)	Average European refining margin in euro	3.40	3.02	(11.2)
9.09	11.46	10.06	10.7	Price of NBP gas (d)	9.21	10.76	16.8
0.7	0.2	0.2	(71.4)	Euribor - three-month euro rate (%)	0.9	0.2	(77.8)
0.5	0.3	0.3	(40.0)	Libor - three-month dollar rate (%)	0.5	0.3	(40.0)

(a) In USD dollars per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Group results

Net profit attributable to Eni’s shareholders amounted to euro 275 million for the second quarter of 2013. The result reflects ongoing difficult conditions at the Group’s businesses driven by continuing weak demand for gas, fuels and chemicals, strong competitive pressures, oversupplies in the Group’s main markets and operating and marketing difficulties at Saipem which translated into large losses at the operating level. Those drivers coupled with a decline in crude oil prices determined a decline of 47.7% in the reported operating profit at euro 1,459 million in the second quarter 2013 vs. euro 2,791 million in the second quarter 2012, in spite of the fact that the second quarter 2012 was impacted by large amounts of goodwill and refinery impairment losses at about euro 1.2 billion.
The operating profit decline was partly absorbed at the Group’s net profit (up euro 119 million, or 76.3%, from the second quarter of 2012) by the share of Saipem losses of the non-controlling interest, lower income taxes (up by euro 840 million) and larger investment gains (up euro 220 million) due to the gains recorded on the divestment of the financial assets Snam (euro 75 million) and Galp (euro 95 million).

In the first half of 2013, net profit attributable to Eni’s shareholders was euro 1,818 million, a decrease of euro 1,882 million, down by 50.9% from the first half of 2012. This decrease was due to the same drivers described above as well as the circumstance that in the first half of 2012 the Gas & Power Division results were boosted by the economic benefits associated with the renegotiation of gas supply contracts, some of which were retroactive to the beginning of 2011.

In the second quarter of 2013, adjusted operating profit was euro 1,947 million, down 53.9% from the second quarter of 2012 (euro 5,660 million in the first half of 2013, down by 45.9%). Excluding Snam’s contribution to continuing operations in the second quarter of 2012, the decline in the second quarter of 2013 operating profit was 51.3% (43.2% in the first half). Finally, netting out the shortfall in the Engineering & Construction segment, the Group operating profit would have declined by 27.2% and 33.3% in the second quarter and first half of 2013, respectively.

Adjusted net profit attributable to Eni’s shareholders amounted to euro 576 million, down by euro 792 million from the second quarter of 2012 (down 57.9%). Excluding Snam’s contribution to continuing operations in the second quarter of 2012, the decline in the second quarter of 2013 adjusted net profit was 55.3%, lowering to 26.7% also excluding the shortfall in the Engineering & Construction segment. Adjusted net profit was calculated by excluding an inventory holding loss which amounted to euro 203 million and special losses of euro 98 million, net of exchange rate derivative instruments reclassified in operating profit (a loss of euro 127 million) as they mainly related to derivative transactions entered into to manage exposure to the exchange rate risk implicit in commodity pricing formulas, which resulted in a net positive adjustment of euro 301 million.

Special items in operating profit (net charges of euro 162 million and euro 31 million in the second quarter and the first half of 2013, respectively) mainly regarded: (i) the reversal of unutilized provisions accounted in the 2012 financial statements reflecting extraordinary charges net of environmental provisions (euro 54 million) and redundancy incentives (euro 19 million); (ii) net gains on the disposal of certain non strategic upstream assets in the Exploration & Production Division amounting to euro 14 million and euro 65 million in the second quarter and the first half of 2013, respectively; (iii) impairment losses recorded at oil&gas properties (euro 39 million in the quarter and in the first half of 2013), and to write down compliance and stay-in-business capital expenditures incurred in the period at certain assets which were impaired in previous reporting periods (euro 25 million and euro 41 million in the two reporting periods, respectively); (iv) exchange rate derivatives recognized through profit as lacking the formal criteria for hedge accounting (euro 131 million and euro 54 million in the two reporting periods, respectively); (v) exchange rate differences and exchange rate derivative instruments reclassified as operating items (losses of euro 127 million and euro 71 million in the two reporting periods, respectively).
Non-operating special items included mainly the gains on the divestment of the 8% share capital in Galp amounting to euro 95 million, of which euro 65 million related to the reversal of the evaluation reserve, and on the divestment of the 11.69% share capital in Snam amounting to euro 75 million, of which euro 8 million related to the reversal of the evaluation reserve.

In the first half of 2013, adjusted net profit attributable to Eni’s shareholders of euro 1,961 million, decreased by euro 1,872 million, or 48.8%, from the same period of the previous year. Excluding Snam’s contribution to continuing operations in the first half of 2012, the decline in adjusted net profit was 46.3%, lowering to 35.9% also excluding the shortfall in the Engineering & Construction segment.
Adjusted net profit was calculated by excluding an inventory holding loss which amounted to euro 210 million and special gains of euro 67 million, which resulted in a net positive adjustment of euro 143 million.

Results by Division

The decrease in the Group’s adjusted net profit reported in the second quarter and the first half of 2013 reflected the operating losses incurred by the Engineering & Construction segment and the lowered adjusted operating profit at the Exploration & Production Division; also the Gas & Power Division reported sharply lower results when comparing the year-on-year performance in the first half.

Exploration & Production
In the second quarter of 2013, the Exploration & Production Division reported lower adjusted operating profit, down by 19.6% to euro 3,409 million, (down by 20.6% in the first half) driven by lower hydrocarbon realizations in dollar terms (down 4.7% on average) and lower sold production. Adjusted net profit of euro 1,441 million (euro 3,111 million in the first half of 2013) was down by 16% and 16.1% from the second quarter and the first half of the previous year, respectively, as it was impacted by the reduction in operating profit, partly offset by higher income from investments and a lower adjusted tax rate (down by 1 and 2 percentage points in the quarter and the six months period, respectively) due to a reduced share of taxable profit reported in countries with higher taxation.

Gas & Power
In the second quarter of 2013, the Gas & Power Division reported an adjusted operating loss of euro 436 million, slightly worsening from the second quarter of 2012 (down by euro 35 million). The Marketing activity operating loss was driven by the reduction in sale prices in Italy, lower volumes sold reflecting a weak gas demand, a downward trend in electricity sale margins and increasing competitive pressure. These negatives were partly offset by the benefits of supply contract renegotiations and an ongoing recovery in Libyan supplies. Adjusted net loss amounted to euro 231 million, worsening by euro 120 million from the second quarter of 2012.
In the first half of 2013, the Gas & Power Division reported sharply lower results down to a loss of euro 663 million, compared to operating profit of euro 618 million in the first half of 2012, which had benefited from certain price revisions at long-term supply contracts which were retroactive to the beginning of 2011. The other drivers impacting the first half results were the same highlighted in the quarterly disclosure. The adjusted net loss reported in the first half of 2013 amounted to euro 371 million, increasing by euro 996 million from the first half of 2012, also impacted by lower results from equity accounted entities.

Refining & Marketing
In the second quarter of 2013, the Refining & Marketing Division reported a further euro 32 million decline in the adjusted operating loss, resulting in a loss of euro 174 million from the second quarter of 2012 (down by 22.5%). The decline reflected continuing weakness in refining margins, driven by weak industry fundamentals and shrinking price differentials between light and heavy crudes; while marketing results were impacted by continuing shrinking fuel demand. Adjusted net loss widened by euro 31 million.
In the first half of 2013, adjusted operating loss went down by euro 40 million to euro 326 million benefiting from the better operating performance reported in the first quarter of 2013 supported by higher prices for premium distillates. Adjusted net loss reduced by euro 62 million, driven by the better operating performance and higher results of equity accounted entities.

Versalis
In the second quarter of 2013, Versalis reported an adjusted operating loss of minus euro 82 million (minus euro 25 million in the second quarter of 2012) reflecting lower marketed volumes due to weak commodity demand impacted by the current economic downturn as well as declining benchmark cracking margins. The quarterly adjusted net loss increased by euro 54 million (from a euro 24 million loss in the second quarter of 2012 to a loss of euro 78 million in the second quarter of 2013). In the first half of 2013 the adjusted operating loss decreased by euro 49 million (up 25.3%). The negative results of the second quarter were more than offset by the improved performance achieved in the first quarter of 2013 due to cost efficiencies and a temporary recovery in the pricing environment.
In the first half of 2013, the adjusted net loss declined by 4.9%.

Engineering & Construction
The Engineering & Construction segment reported an adjusted operating loss amounting to euro 680 million (down by euro 1,069 million from the euro 389 million operating profit registered in the second quarter of 2012); in the first half of 2013 the loss amounted to euro 476 million, down by euro 1.24 billion from the first half of 2013. This decline reflected marketing and operating difficulties that led management to revise the margin estimates for certain large contracts under completion in particular for the construction of onshore industrial complexes, against the backdrop of a deteriorating trading environment for the onshore and offshore construction businesses due to a lower level of activities driven by current macroeconomic uncertainties. The magnitude of adjusted net loss was similar to the one registered on operating basis (minus euro 649 million in the quarter; minus euro 519 million in the first half) in the absence of any tax-loss carry forward.

Summarized Group Balance Sheet6

(euro million)	Dec. 31, 2012 (a)	March 31, 2013	June 30, 2013	Change vs. Dec. 31, 2012	Change vs. March 31, 2013

Fixed assets
Property, plant and equipment	63,466	65,442	64,441	975	(1,001)
Inventories - Compulsory stock	2,538	2,583	2,359	(179)	(224)
Intangible assets	4,487	4,564	4,533	46	(31)
Equity-accounted investments and other investments	9,347	9,640	7,337	(2,010)	(2,303)
Receivables and securities held for operating purposes	1,457	1,510	1,474	17	(36)
Net payables related to capital expenditure	(1,142)	(1,064)	(1,274)	(132)	(210)

	80,153	82,675	78,870	(1,283)	(3,805)
Net working capital
Inventories	8,496	8,275	8,035	(461)	(240)
Trade receivables	19,966	23,937	20,324	358	(3,613)
Trade payables	(14,993)	(16,857)	(13,200)	1,793	3,657
Tax payables and provisions for net deferred tax liabilities	(3,204)	(4,477)	(3,064)	140	1,413
Provisions	(13,603)	(13,275)	(13,180)	423	95
Other current assets and liabilities	2,473	2,182	1,845	(628)	(337)

	(865)	(215)	760	1,625	975
Provisions for employee post-retirement benefits	(1,374)	(1,395)	(1,400)	(26)	(5)
Assets held for sale including related liabilities	155	177	107	(48)	(70)

CAPITAL EMPLOYED, NET	78,069	81,242	78,337	268	(2,905)

Eni shareholders’ equity	59,060	61,774	58,977	(83)	(2,797)
Non-controlling interest	3,498	3,483	2,868	(630)	(615)
Shareholders’ equity	62,558	65,257	61,845	(713)	(3,412)
Net borrowings	15,511	15,985	16,492	981	507

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	78,069	81,242	78,337	268	(2,905)

Leverage	0.25	0.24	0.27	0.02	0.03

(a) For a description of the application of IAS 19, see methodology on page 7.

Fixed assets amounted to euro 78,870 million, representing a decrease of euro 1,283 million from December 31, 2012, reflecting the reduction of the line-item "Equity accounted investments and other investments" following the disposal of Snam and Galp and depreciation, depletion, amortization and impairment charges (euro 4,627 million). These declines were partly offset by capital expenditure incurred in the period (euro 5,931 million).

Net working capital amounted to euro 760 million, representing an increase of euro 1,625 million mainly due to an increased imbalance between trade payables and receivables (euro 2,151 million), also reflecting a lower amount of trade receivables transferred to financial institutions, and the utilization of accrued provisions (up by euro 423 million). Additionally, the reduction in the line-item "Inventories" (down euro 461 million) was driven by the impact of lowering oil prices on inventories stated at the weighted average cost.

Net assets held for sale including related liabilities (euro 107 million) referred to non strategic assets in the Exploration & Production, Gas & Power and Refining & Marketing Divisions.

Shareholders’ equity including non-controlling interest was euro 61,845 million, representing a decrease of euro 713 million from December 31, 2012. This was due to comprehensive income for the period (euro 1,497 million) as a result of net profit (euro 1,438 million) and foreign currency translation differences (euro 156 million), more than offset by dividend payments to Eni’s shareholders and other changes for euro 2,210 million (being the balance dividend for the full year 2012 to Eni’s shareholders of euro 1,956 million and including dividends paid to non-controlling interest of Saipem and other subsidiaries).

____________

(6) The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria, which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Cash Flow Statement7

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	First half 2011	First half 2013	Change

245	1,564	(126)	Net profit - continuing operations	4,039	1,438	(2,601)
			Adjustments to reconcile net profit to cash provided by operating activities:
3,373	2,055	2,559	- depreciation, depletion and amortization and other non-monetary items	4,515	4,614	99
(347)	(51)	(117)	- net gains on disposal of assets	(370)	(168)	202
2,573	2,364	1,562	- dividends, interest, taxes and other changes	6,270	3,926	(2,344)
1,352	(471)	448	Changes in working capital related to operations	(293)	(23)	270
(2,977)	(2,663)	(2,372)	Dividends received, taxes paid, interest (paid) received	(5,821)	(5,035)	786

4,219	2,798	1,954	Net cash provided by operating activities - continuing operations	8,340	4,752	(3,588)
8			Net cash provided by operating activities - discontinued operations	82		(82)

4,227	2,798	1,954	Net cash provided by operating activities	8,422	4,752	(3,670)
(3,015)	(3,119)	(2,812)	Capital expenditure - continuing operations	(5,647)	(5,931)	(284)
(254)			Capital expenditure - discontinued operations	(493)		493
(3,269)	(3,119)	(2,812)	Capital expenditure	(6,140)	(5,931)	209
(61)	(113)	(63)	Investments and purchase of consolidated subsidiaries and businesses	(306)	(176)	130
722	75	2,390	Disposals	774	2,465	1,691
(312)	(23)	59	Other cash flow related to capital expenditure, investments and disposals	(574)	36	610

1,307	(382)	1,528	Free cash flow	2,176	1,146	(1,030)
(334)	936	18	Borrowings (repayment) of debt related to financing activities	(336)	954	1,290
3,939	1,829	(1,618)	Changes in short and long-term financial debt	3,577	211	(3,366)
(2,274)	(63)	(2,129)	Dividends paid and changes in non-controlling interest and reserves	(2,280)	(2,192)	88
12	11	(45)	Effect of changes in consolidation and exchange differences	3	(34)	(37)

2,650	2,331	(2,246)	NET CASH FLOW	3,140	85	(3,055)

Change in net borrowings

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	First half 2011	First half 2013	Change

1,307	(382)	1,528	Free cash flow	2,176	1,146	(1,030)
	(6)		Net borrowings of acquired companies	(2)	(6)	(4)
(3)			Net borrowings of divested companies	(3)		3
1,487	(23)	94	Exchange differences on net borrowings and other changes	1,232	71	(1,161)
(2,274)	(63)	(2,129)	Dividends paid and changes in non-controlling interest and reserves	(2,280)	(2,192)	88
517	(474)	(507)	CHANGE IN NET BORROWINGS	1,123	(981)	(2,104)

Net cash provided by operating activities amounting to euro 4,752 million and cash from disposals of euro 2,465 million partly funded cash outflows relating to capital expenditure totaling euro 5,931 million, investments (euro 176 million) and dividend payments and other changes amounting to euro 2,192 million (euro 1,956 million of which related to the 2012 balance dividend paid to Eni’s shareholders and the remaining part, euro 211 million, related to other dividend payments to non-controlling interests, mainly of Saipem). These flows increased the Group net debt by euro 981 million from December 31, 2012.

____________

(7) Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Net cash provided by operating activities was negatively affected by fewer receivables, which were due beyond the end of the reporting period, being transferred to financing institutions compared to the amount transferred at the end of the previous reporting period (down by euro 335 million; from euro 2,203 million as of December 2012 to euro 1,868 million as of June 30, 2013).
Cash from disposals largely related to the divestment of the 11.69% interest in the share capital of Snam (euro 1,459 million), the 8% interest in the share capital of Galp through spot transactions and an offering to institutional investors (for a total amount of euro 810 million), as well as other non strategic assets in the Exploration & Production Division.

Other information

Continuing listing standards provided by Article No. 36 of Italian market regulation concerning issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.
Certain provisions regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries. These provisions also have a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of June 30, 2013, ten of Eni’s subsidiaries: Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

Financial and operating information by Division for the second quarter and the first half of 2013 is provided in the following pages.

Exploration & Production

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	(euro million)	First half 2012	First half 2013	% Ch.

				RESULTS
8,553	7,783	7,835	(8.4)	Net sales from operations		17,896	15,618	(12.7)
4,458	4,053	3,383	(24.1)	Operating profit		9,552	7,436	(22.2)
(219)	(54)	26		Exclusion of special items:		(218)	(28)
91		39		- asset impairments		91	39
(339)	(51)	(14)		- gains on disposal of assets		(351)	(65)
7	1	9		- provision for redundancy incentives		8	10
(20)	2	(2)		- commodity derivatives		1
(5)	(7)	(2)		- exchange differences and derivatives		(14)	(9)
47	1	(4)		- other		47	(3)
4,239	3,999	3,409	(19.6)	Adjusted operating profit		9,334	7,408	(20.6)
(69)	(63)	(62)		Net financial income (expense) (a)		(136)	(125)
199	20	263		Net income (expense) from investment (a)		242	283
(2,653)	(2,286)	(2,169)		Income taxes (a)		(5,732)	(4,455)
60.7	57.8	60.1		Tax rate (%)		60.7	58.9
1,716	1,670	1,441	(16.0)	Adjusted net profit		3,708	3,111	(16.1)

				Results also include:
2,101	1,754	2,097	(0.2)	- amortization and depreciation		3,918	3,851	(1.7)
				of which:
505	390	501	(0.8)	exploration expenditure		903	891	(1.3)
408	330	400	(2.0)	- amortization of exploratory drilling expenditures and other		691	730	5.6
97	60	101	4.1	- amortization of geological and geophysical exploration expenses		212	161	(24.1)
2,437	2,330	2,563	5.2	Capital expenditure		4,455	4,893	9.8
				of which:
468	466	478	2.1	- exploratory expenditure (b)		826	944	14.3

				Production (c) (d)
856	818	845	(1.3)	Liquids (e)	(kbbl/d)	861	832	(3.4)
4,394	4,290	4,410	0.8	Natural gas	(mmcf/d)	4,437	4,350	(2.4)
1,656	1,600	1,648	(0.5)	Total hydrocarbons	(kboe/d)	1,669	1,624	(2.7)

				Average realizations
101.46	102.32	93.25	(8.1)	Liquids (e)	($/bbl)	106.53	97.60	(8.4)
6.96	7.18	7.35	5.6	Natural gas	($/mmcf)	7.15	7.27	1.7
72.02	72.10	68.65	(4.7)	Total hydrocarbons	($/boe)	75.10	70.33	(6.4)

				Average oil market prices
108.19	112.60	102.44	(5.3)	Brent dated	($/bbl)	113.34	107.50	(5.2)
84.46	85.24	78.44	(7.1)	Brent dated	(euro/bbl)	87.45	81.87	(6.4)
93.44	94.30	94.12	0.7	West Texas Intermediate	($/bbl)	98.21	94.21	(4.1)
2.28	3.49	4.01	75.9	Gas Henry Hub	($/mmbtu)	2.36	3.75	58.9

(a) Excluding special items.
(b) Includes exploration licenses, acquisition costs and exploration bonuses.
(c) Supplementary operating data is provided on page 41.
(d) Includes Eni’s share of production of equity-accounted entities.
(e) Includes condensates.

Results
In the second quarter of 2013, the Exploration & Production Division reported an adjusted operating profit amounting to euro 3,409 million, representing a decrease of euro 830 million from the second quarter of 2012, down by 19.6%. This was driven by lowering average liquids realizations (down 8.1%) reflecting the decrease in Brent prices ($102.44 per barrel the marker Brent, down by 5.3% from the same period of the previous year) and the appreciation of the euro against the dollar (up 2%) which impacted the results reported by the subsidiaries whose functional currency is the US dollar.

Special items excluded from adjusted operating profit amounted to a loss of euro 26 million for the quarter (net gain of euro 28 million in the first half) mainly related to impairment losses and net gains on disposals recorded on certain non strategic assets.

The second quarter adjusted net profit decreased by euro 275 million to euro 1,441 million (down by 16%) from the second quarter of 2012, due to declining operating performance partly offset by higher income from investments and a lower tax rate (down approximately one percentage point) due to a reduced share of taxable profit reported in Countries with higher taxation.

In the first half of 2013, the Exploration & Production segment recorded an adjusted operating profit of euro 7,408 million, a decrease of euro 1,926 million from the first half of 2012, or 20.6%. This was due to lower dollar realizations on hydrocarbons (down 6.4% on average), a reduction in production sold and, to a lesser extent, the foreign currency translation effect.

First half adjusted net profit decreased by euro 597 million to euro 3,111 million (down by 16.1%) from the first half of 2012 due to worsening operating performance, partly offset by a lower tax rate (down approximately two percentage points).

Operating review
In the second quarter of 2013, Eni’s liquids and gas production was 1.648 million boe/d was broadly in line with the same quarter of 2012, down 0.5% (1.624 million boe/d, down by 2.7% in the first half of 2013). Performance was affected by force majeure events in Nigeria, particularly significant, and in Libya, and by the disposals made in 2012 relating to the divestment of a 10% interest in the Karachaganak field and the Galp transaction. However, this was partly helped by the restart of Elgin-Franklin field (Eni’s interest 21.87%, operated by an another oil major) in the UK, which was off line in 2012 due to an accident. When excluding these impacts, production increased by approximately two percentage points in the second quarter and was unchanged for the first half of 2013, driven by new field start-ups and continuing production ramp-up mainly in Russia, Algeria, Angola and Egypt, partly offset by planned facility downtime, mainly in Kazakhstan and the North Sea, and mature fields decline. The share of oil and natural gas produced outside Italy was 89%, both in the quarter and in the first-half of 2013.

Liquids production (845 kbbl/d) decreased by 11 kbbl/d, or 1.3%, due to lower production in Nigeria, planned maintenance downtimes, as well as mature field declines. These negatives were partly offset by start-ups/ramp-ups mainly in Egypt, Russia and Angola, as well as higher production in Iraq.

Natural gas production (4,410 mmcf/d) registered a slight increase from the second quarter of 2012 (up 0.8%) due to start-ups/ramp-ups mainly in Russia, Algeria and Angola, partly offset by lower productions in Nigeria and mature field declines.

In the first half of 2013, liquids production (832 kbbl/d) decreased by 29 kbbl/d, or by 3.4%, due to lower production in Nigeria, planned facility downtimes, as well as mature field declines. These negatives were partly offset by start-ups/ramp-ups mainly in Egypt, Russia and Angola, and higher production in Iraq.

Natural gas production (4,350 mmcf/d) registered a decline from the first half of 2012 (down 2.4%). Lower production in Nigeria and mature field declines were partly offset by the contribution of the start-ups/ramp-ups of the period mainly in Russia, Algeria and Angola.

Gas & Power

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	(euro million)	First half 2012	First half 2013	% Ch.

				RESULTS (*)
7,865	10,842	6,520	(17.1)	Net sales from operations		19,993	17,362	(13.2)
(1,557)	(105)	(454)	70.8	Operating profit		(641)	(559)	12.8
114	(37)	4		Exclusion of inventory holding (gains) losses		127	(33)
1,042	(85)	14		Exclusion of special items:		1,132	(71)
(3)				- environmental charges		(3)
849				- asset impairments		849
				- gains on disposal of assets		(1)
(20)	(102)			- risk provisions		77	(102)
4	1			- provision for redundancy incentives		4	1
	(79)	133		- commodity derivatives			54
210	82	(121)		- exchange differences and derivatives		200	(39)
2	13	2		- other		6	15
(401)	(227)	(436)	(8.7)	Adjusted operating profit		618	(663)	..
(494)	(304)	(457)	7.5	Marketing		434	(761)	..
93	77	21	(77.4)	International transport		184	98	(46.7)
1	7	4		Net finance income (expense) (a)		8	11
81	30	56		Net income from investments (a)		187	86
208	50	145		Income taxes (a)		(188)	195
..	..	..		Tax rate (%)		..	..
(111)	(140)	(231)	..	Adjusted net profit		625	(371)	..
53	28	57	7.5	Capital expenditure		85	85

				Natural gas sales	(bcm)
6.52	12.53	6.50	(0.3)	Italy		18.67	19.03	1.9
13.63	17.69	12.54	(8.0)	International sales		32.09	30.23	(5.8)
11.13	15.14	10.06	(9.6)	- Rest of Europe		27.44	25.20	(8.2)
1.90	1.84	1.85	(2.6)	- Extra European markets		3.35	3.69	10.1
0.60	0.71	0.63	5.0	- E&P sales in Europe and in the Gulf of Mexico		1.30	1.34	3.1
20.15	30.22	19.04	(5.5)	WORLDWIDE GAS SALES		50.76	49.26	(3.0)
				of which:
17.29	27.56	16.79	(2.9)	- Sales of consolidated subsidiaries		44.42	44.35	(0.2)
2.26	1.95	1.62	(28.3)	- Eni’s share of sales of natural gas of affiliates		5.04	3.57	(29.2)
0.60	0.71	0.63	5.0	- E&P sales in Europe and in the Gulf of Mexico		1.30	1.34	3.1
9.62	9.16	8.69	(9.7)	Electricity sales	(TWh)	21.91	17.85	(18.5)

(*) G&P results include Marketing and International transport activities.
(a) Excluding special items.

Results
In the second quarter of 2013, the Gas & Power Division reported an adjusted operating loss of euro 436 million, a slight increase on losses faced in the second quarter of 2012 (down by euro 35 million), which was due to declining profits at the International transport business (down euro 72 million, or 77.4%). The Marketing business reported lower adjusted operating losses (up 7.5%). The effects of declining unit selling margins due to lower selling prices, lower margins on electricity sales, lower volumes sold due to weak demand in Italy and Europe and increasing competition were more than offset by part of the benefits associated with the renegotiations of the supply contracts, some of which are still pending necessarily delaying the recognition of the associated economic effects and the ongoing recovery in Libyan supplies.

Adjusted operating loss for the quarter excludes special charges of euro 14 million relating mainly to fair value evaluation of commodity derivatives (euro 133 million) and the reporting under operating income of exchange rate differences and derivatives entered to hedge exchange rate risks in commodity pricing formulas (a gain of euro 121 million). In the first half of 2013, has been accrued also the reversal of unutilized provisions for euro 102 million accounted in the 2012 financial statements reflecting extraordinary charges.

Adjusted net loss was euro 231 million in the quarter, increasing by euro 120 million from the second quarter of 2012 due to a declining operating performance and lower income from investments relating to the divestment of Galp.

In the first half of 2013 the Gas & Power Division reported sharply lower results down to a loss of euro 663 million compared to operating profit of euro 618 million in the first half of 2012. The Marketing business reported a decline of approximately euro 1.2 billion from the first half of 2012 which had been driven by the economic benefits associated with the renegotiation of gas supply contracts, some of which backdate to early 2011. Additional drivers of this decline are described in the second quarter results.
The International transport also posted a declining operating performance (down 46.7%).

Adjusted net loss for the first half of 2013 was euro 371 million, a euro 996 million decline from the first half of 2012 also due to lower results of equity accounted entities.

NATURAL GAS SALES BY MARKET

(bcm)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	First half 2012	First half 2013	% Ch.

6.52	12.53	6.50	(0.3)	ITALY	18.67	19.03	1.9
0.59	2.40	0.67	13.6	- Wholesalers	2.47	3.07	24.3
1.49	2.78	1.86	24.8	- Italian exchange for gas and spot markets	3.95	4.64	17.5
1.64	1.70	1.64		- Industries	3.51	3.34	(4.8)
0.10	0.45	0.12	20.0	- Medium-sized enterprises and services	0.51	0.57	11.8
0.51	0.75	0.27	(47.1)	- Power generation	1.26	1.02	(19.0)
0.62	2.89	0.65	4.8	- Residential	3.63	3.54	(2.5)
1.57	1.56	1.29	(17.8)	- Own consumption	3.34	2.85	(14.7)
13.63	17.69	12.54	(8.0)	INTERNATIONAL SALES	32.09	30.23	(5.8)
11.13	15.14	10.06	(9.6)	Rest of Europe	27.44	25.20	(8.2)
0.24	1.22	1.26	..	- Importers in Italy	1.02	2.48	..
10.89	13.92	8.80	(19.2)	- European markets	26.42	22.72	(14.0)
1.75	1.24	1.18	(32.6)	Iberian Peninsula	3.68	2.42	(34.2)
1.54	2.83	1.65	7.1	Germany/Austria	4.35	4.48	3.0
2.79	2.86	1.93	(30.8)	Benelux	6.04	4.79	(20.7)
0.25	0.86	0.23	(8.0)	Hungary	1.24	1.09	(12.1)
0.81	1.27	0.59	(27.2)	UK	1.86	1.86
1.62	1.79	1.46	(9.9)	Turkey	3.75	3.25	(13.3)
1.75	2.76	1.60	(8.6)	France	4.55	4.36	(4.2)
0.38	0.31	0.16	(57.9)	Other	0.95	0.47	(50.5)
1.90	1.84	1.85	(2.6)	Extra European markets	3.35	3.69	10.1
0.60	0.71	0.63	5.0	E&P sales in Europe and in the Gulf of Mexico	1.30	1.34	3.1
20.15	30.22	19.04	(5.5)	WORLDWIDE GAS SALES	50.76	49.26	(3.0)

Sales of natural gas for the second quarter of 2013 decreased to 19.04 bcm, down 5.5% from the second quarter of 2012, because of an ongoing demand downturn and growing competition. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and the Gulf of Mexico. Excluding the loss of significant influence on Galp whereby the Company ceased reporting its share of sales, the second quarter 2013 performance decreased by 2.9%.

Sales volumes in the Italian market amounted to 6.50 bcm, largely unchanged from the second quarter of 2012. Increases recorded in sales at certain Italian exchanges (up 0.37 bcm) and to wholesalers (up 0.08 bcm) were offset by lower supplies to the power generation sector (down 0.24 bcm), which were caused by lower demand for electricity and a shift to renewable sources and coal.

Sales to importers in Italy grew significantly (up by 1.02 bcm) due to improved availability of Libyan gas.

Sales in Europe decreased by 2.09 bcm, down 19.2%, particularly in the Iberian Peninsula (down 0.57 bcm) due to the exclusion of Galp sales related to the end of affiliation of the company. Net of this effect, sales in Europe decreased by 14.9% due to declining volumes sold in Benelux (down 0.86 bcm) which were affected by lower hub sales, in the UK (down 0.22 bcm) due to lower volumes marketed in wholesalers segment and hubs and Turkey (down 0.16 bcm) reflecting the decline of withdrawals by Botas. The opposite trend was recorded in sales in Germany/Austria (up 0.11 bcm) which were driven by the effective performance of commercial initiatives.

Sales of natural gas for the first half of 2013 were 49.26 bcm, a decrease of 1.50 bcm from the first half of 2012, down 3%, due to the above mentioned drivers as explained in the review of the second quarter results.
Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico. Excluding the loss of significant influence on Galp, the first half of 2013 was largely unaffected. Sales in Italy followed a positive trend due to higher sales at certain Italian exchanges (up 0.69 bcm) and to wholesalers (up 0.60 bcm) due to the effective performance of marketing initiatives. Sales in Europe decreased by 14% (down 10.2% when excluding Galp sales), in particular in Benelux and Turkey (down 1.25 bcm and 0.50 bcm, respectively); sales of LNG increased globally in premium markets, especially in Japan and Argentina.

Electricity to sales were 8.69 TWh in the second quarter of 2013, decreasing by 9.7% from the second quarter of 2012, due to lower volumes traded on the Italian power exchange and decreasing sales to wholesalers that offset the increase in the retail segment. In the first half of 2013 sales decreased by 18.5% to 17.85 TWh, due to the drivers described above.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	First half 2012	First half 2013	% Ch.

(132)	(61)	(239)	81.1	Pro-forma adjusted EBITDA	1,186	(300)	..
(263)	(173)	(298)	13.3	Marketing	921	(471)	..
131	112	59	(55.0)	International transport	265	171	(35.5)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit. This performance indicator includes the adjusted EBITDA of Eni’s wholly-owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	(euro million)	First half 2012	First half 2013	% Ch.

				RESULTS
15,295	13,889	15,839	3.6	Net sales from operations		29,501	29,728	0.8
(787)	(48)	(509)	35.3	Operating profit		(674)	(557)	17.4
464	(97)	292		Exclusion of inventory holding (gains) losses		106	195
181	(7)	43		Exclusion of special items:		202	36
3	7	9		- environmental charges		7	16
182	16	25		- asset impairments		193	41
1		(2)		- gains on disposal of assets		1	(2)
(13)				- risk provisions		(13)
23	1	3		- provision for redundancy incentives		24	4
		(2)		- commodity derivatives			(2)
(17)	(21)	2		- exchange differences and derivatives		(15)	(19)
2	(10)	8		- other		5	(2)
(142)	(152)	(174)	(22.5)	Adjusted operating profit		(366)	(326)	10.9
(5)	1	(3)		Net finance income (expense) (a)		(6)	(2)
(5)	49	1		Net income (expense) from investments (a)		17	50
42	52	35		Income taxes (a)		102	87
..	..	..		Tax rate (%)		..	..
(110)	(50)	(141)	(28.2)	Adjusted net profit		(253)	(191)	24.5
166	84	126	(24.1)	Capital expenditure		290	210	(27.6)

				Global indicator refining margin
5.89	3.97	3.97	(32.6)	Brent dated	($/bbl)	4.41	3.97	(10.0)
4.60	3.01	3.04	(33.9)	Brent dated	(euro/bbl)	3.40	3.02	(11.2)
6.31	4.30	3.76	(40.4)	Brent/Ural	($/bbl)	4.79	4.03	(15.9)

				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.10	4.91	4.68	(8.2)	Refining throughputs of wholly-owned refineries		9.84	9.59	(2.5)
7.10	6.96	6.80	(4.2)	Refining throughputs on own account		14.27	13.76	(3.6)
5.83	5.83	5.62	(3.6)	- Italy		11.81	11.45	(3.0)
1.27	1.13	1.18	(7.1)	- Rest of Europe		2.46	2.31	(6.1)
2.74	2.33	2.49	(9.1)	Retail sales		5.27	4.82	(8.5)
1.98	1.65	1.71	(13.6)	- Italy		3.79	3.36	(11.3)
0.76	0.68	0.78	2.6	- Rest of Europe		1.48	1.46	(1.4)
3.21	2.80	3.16	(1.6)	Wholesale sales		6.16	5.96	(3.2)
2.18	1.86	2.08	(4.6)	- Italy		4.24	3.94	(7.1)
1.03	0.94	1.08	4.9	- Rest of Europe		1.92	2.02	5.2
0.11	0.10	0.11		Wholesale sales outside Europe		0.21	0.21

(a) Excluding special items.

Results
In the second quarter of 2013, the Refining & Marketing business reported an adjusted operating loss amounting to euro 174 million, increasing by euro 32 million, or 22.5% from the second quarter of 2012. This performance reflected lower refining margins which were down by 32.6% to 3.97 $/bbl for the average Brent refining margin in the Mediterranean and weak demand for refined products. Eni’s results were also impacted by narrowing price differentials between light and heavy crudes. The negative trading environment was partly counteracted by efficiency gains aimed at reducing energy costs, optimization of plant set-up and lower throughputs at less competitive refineries under the current scenario.
Marketing results declined due to lower sales related to the declining demand for fuels and mounting competitive pressures.

Special charges excluded from adjusted operating loss amounted to euro 43 million and mainly related to impairment charges of euro 25 million which were incurred to write down compliance and stay-in-business capital expenditures incurred in the period at certain assets which were impaired in previous reporting periods and provisions for environmental charges of euro 9 million.

In the second quarter of 2013, adjusted net loss was euro 141 million (up euro 31 million from the second quarter of 2012) mainly due to a lower operating performance.

In the first half of 2013 the Refining & Marketing business reported an adjusted operating loss amounting to euro 326 million, a euro 40 million improvement from the first half of 2012. This was mainly due to a less negative refining scenario in the first quarter of 2013.

Adjusted net loss was euro 191 million, improving by euro 62 million from the first half of 2012 due to lower operating losses and improved results of equity accounted entities.

Operating review

Eni’s refining throughputs for the second quarter of 2013 were 6.80 mmtonnes (13.76 mmtonnes in the first half of 2013), with a 4.2% decline from the second quarter of 2012 (down 3.6% from the first half of 2012). In Italy, processed volumes decreased (down 3.6% and 3% in the second quarter and the first half of 2013, respectively) due to scheduled standstills at the Gela plant and an unplanned refinery downtime at the Sannazzaro plant. These negatives were partly offset by higher throughputs at the Venice Refinery due to the standstill in 2012.
Outside Italy, Eni’s refining throughputs decreased by 7.1% from the second quarter of 2012(down 6.1% from the first half of 2012) particularly in Germany due to planned standstills at the Schwedt Refinery.

Retail sales in Italy (1.71 mmtonnes in the quarter, 3.36 mmtonnes in the first half of 2013) decreased by approximately 270 ktonnes, down 13.6% (approximately 430 ktonnes, down 11.3% in the first half), driven by declining demand. Eni’s retail market share of 28% decreased by 2.8 percentage points from the second quarter 2012 (30.8%), which benefited from the marketing campaign "riparti con eni".

Wholesale sales in Italy (2.08 mmtonnes in the quarter, 3.94 mmtonnes in the first half of 2013) declined by approximately 100 ktonnes, down 4.6% from the same quarter of 2012 (down 7.1% in the first half), due to lower sale volumes recorded in fuel oil, bitumen and gasoil. This reflected a decline in demand from the industrial sector, which was partly offset by higher volumes sold in the jet fuel sector due to higher demand from aviation operators. Average market share in the second quarter of 2013 was 29.3% (29.7% in the second quarter of 2012).

Retail sales in the rest of Europe (approximately 780 ktonnes in the quarter, 1.46 mmtonnes in the first half of 2013) slightly increased from the second quarter of 2012 (down 1.4% in the first half) reflecting increased sales in Austria and Switzerland which were offset by lower sales in the Czech Republic.

Wholesale sales in the rest of Europe (1.08 mmtonnes in the second quarter, 2.02 mmtonnes in the first half of 2013) increased by 4.9% from the second quarter of 2012 (by 5.2% in the first half), mainly in Slovenia, Czech Republic and France.

Summarized Group profit and loss account

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	First half 2012	First half 2013	% Ch.

30,063	31,165	28,111	(6.5)	Net sales from operations	63,203	59,276	(6.2)
515	231	139	(73.0)	Other income and revenues	751	370	(50.7)
(23,974)	(25,465)	(24,251)	(1.2)	Operating expenses	(48,501)	(49,716)	(2.5)
(280)	41	(51)	81.8	Other operating income (expense)	(372)	(10)	97.3
(3,533)	(2,138)	(2,489)	29.5	Depreciation, depletion, amortization and impairments	(5,741)	(4,627)	19.4

2,791	3,834	1,459	(47.7)	Operating profit	9,340	5,293	(43.3)
(335)	(167)	(434)	(29.6)	Finance income (expense)	(641)	(601)	6.2
306	148	526	71.9	Net income from investments	1,394	674	(51.6)

2,762	3,815	1,551	(43.8)	Profit before income taxes	10,093	5,366	(46.8)
(2,517)	(2,251)	(1,677)	33.4	Income taxes	(6,054)	(3,928)	35.1
91.1	59.0	..		Tax rate (%)	60.0	73.2

245	1,564	(126)	..	Net profit - continuing operations	4,039	1,438	(64.4)
128			..	Net profit - discontinued operations	259		..
373	1,564	(126)	..	Net profit	4,298	1,438	(66.5)

227	1,543	275	21.1	Net profit attributable to Eni’s shareholders	3,844	1,818	(52.7)
156	1,543	275	76.3	- continuing operations	3,700	1,818	(50.9)
71			..	- discontinued operations	144		..

146	21	(401)	..	Net profit attributable to non-controlling interest	454	(380)	..
89	21	(401)	..	- continuing operations	339	(380)	..
57			..	- discontinued operations	115		..

156	1,543	275	76.3	Net profit attributable to Eni’s shareholders - continuing operations	3,700	1,818	(50.9)
209	7	203		Exclusion of inventory holding (gains) losses	(70)	210
1,003	(165)	98		Exclusion of special items	203	(67)
1,368	1,385	576	(57.9)	Adjusted net profit attributable to Eni’s shareholders - continuing operations (a)	3,833	1,961	(48.8)

(a) For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

NON-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into in order to manage exposure to movements in foreign currency exchange rates which impact industrial margins and the translation of commercial payables and receivables. Accordingly currency translation effects recorded through profit and loss are also reported within business segments’ adjusted operating profit.
The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Furthermore, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

Second quarter 2013	E&P	G&P	R&M	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,383	(454)	(509)	(184)	(681)	(77)	(121)	102	1,459
Exclusion of inventory holding (gains) losses		4	292	94				(64)	326

Exclusion of special items:
environmental charges			9	2			36		47
asset impairments	39		25	6			1		71
gains on disposal of assets	(14)		(2)						(16)
risk provisions				4			23		27
provision for redundancy incentives	9		3	1		1	1		15
commodity derivatives	(2)	133	(2)	1	1				131
exchange differences and derivatives	(2)	(121)	2	(6)					(127)
other	(4)	2	8				8		14

Special items of operating profit	26	14	43	8	1	1	69		162

Adjusted operating profit	3,409	(436)	(174)	(82)	(680)	(76)	(52)	38	1,947
Net finance (expense) income (a)	(62)	4	(3)		(1)	(211)	(6)		(279)
Net income from investments (a)	263	56	1	(1)	11	1			331
Income taxes (a)	(2,169)	145	35	5	21	157		(18)	(1,824)

Tax rate (%)	60.1								91.2
Adjusted net profit	1,441	(231)	(141)	(78)	(649)	(129)	(58)	20	175

of which:
- Adjusted net profit of non-controlling interest									(401)
- Adjusted net profit attributable to Eni’s shareholders									576

Reported net profit attributable to Eni’s shareholders									275

Exclusion of inventory holding (gains) losses									203
Exclusion of special items									98

Adjusted net profit attributable to Eni’s shareholders									576

(a) Excluding special items.

(euro million)

Second quarter 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

E&P	G&P (a)	R&M	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	4,458	(1,557)	(787)	(133)	365	(102)	506	(107)	430	3,073	(506)	224	(282)	2,791
Exclusion of inventory holding (gains) losses		114	464	85					(337)	326				326

Exclusion of special items:
environmental charges		(3)	3	1			9	34		44	(9)		(9)	35
asset impairments	91	849	182	8	21			2		1,153				1,153
gains on disposal of assets	(339)		1							(338)				(338)
risk provisions		(20)	(13)					4		(29)				(29)
provision for redundancy incentives	7	4	23	8	1	5	(3)	1		46	3		3	49
commodity derivatives	(20)				2					(18)				(18)
exchange differences and derivatives	(5)	210	(17)	6						194				194
other	47	2	2			(2)		9		58				58

Special items of operating profit	(219)	1,042	181	23	24	3	6	50		1,110	(6)		(6)	1,104

Adjusted operating profit	4,239	(401)	(142)	(25)	389	(99)	512	(57)	93	4,509	(512)	224	(288)	4,221
Net finance (expense) income (b)	(69)	1	(5)	(2)	(1)	(432)	3	(20)		(525)	(3)		(3)	(528)
Net income from investments (b)	199	81	(5)	1	21		11			308	(11)		(11)	297
Income taxes (b)	(2,653)	208	42	2	(127)	80	(215)		(39)	(2,702)	215	(46)	169	(2,533)

Tax rate (%)	60.7				31.1		40.9			63.0				63.5
Adjusted net profit	1,716	(111)	(110)	(24)	282	(451)	311	(77)	54	1,590	(311)	178	(133)	1,457

of which:
- Adjusted net profit of non-controlling interest										146			(57)	89
- Adjusted net profit attributable to Eni’s shareholders										1,444			(76)	1,368

Reported net profit attributable to Eni’s shareholders										227			(71)	156

Exclusion of inventory holding (gains) losses										209				209
Exclusion of special items										1,008			(5)	1,003

Adjusted net profit attributable to Eni’s shareholders										1,444			(76)	1,368

(a) Following the announced divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities " and accounted as discontinued operations.
(b) Excluding special items.

(euro million)

First half 2013	E&P	G&P	R&M	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	7,436	(559)	(557)	(278)	(478)	(154)	(193)	76	5,293
Exclusion of inventory holding (gains) losses		(33)	195	123				51	336

Exclusion of special items:
environmental charges			16	2			36		54
asset impairments	39		41	6			2		88
gains on disposal of assets	(65)		(2)		1				(66)
risk provisions		(102)		4			23		(75)
provision for redundancy incentives	10	1	4	1		2	1		19
commodity derivatives		54	(2)	1	1				54
exchange differences and derivatives	(9)	(39)	(19)	(4)					(71)
other	(3)	15	(2)			(6)	24		28

Special items of operating profit	(28)	(71)	36	10	2	(4)	86		31

Adjusted operating profit	7,408	(663)	(326)	(145)	(476)	(158)	(107)	127	5,660
Net finance (expense) income (a)	(125)	11	(2)	(1)	(2)	(357)	(6)		(482)
Net income from investments (a)	283	86	50	(1)	11	43			472
Income taxes (a)	(4,455)	195	87	11	(52)	194		(49)	(4,069)

Tax rate (%)	58.9								72.0
Adjusted net profit	3,111	(371)	(191)	(136)	(519)	(278)	(113)	78	1,581

of which:
- Adjusted net profit of non-controlling interest									(380)
- Adjusted net profit attributable to Eni’s shareholders									1,961

Reported net profit attributable to Eni’s shareholders									1,818

Exclusion of inventory holding (gains) losses									210
Exclusion of special items									(67)

Adjusted net profit attributable to Eni’s shareholders									1,961

(a) Excluding special items.

(euro million)

First half 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

E&P	G&P (a)	R&M	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	9,552	(641)	(674)	(229)	745	(185)	1,076	(145)	421	9,920	(1,076)	496	(580)	9,340
Exclusion of inventory holding (gains) losses		127	106	18					(337)	(86)				(86)

Exclusion of special items:
environmental charges		(3)	7	1			11	34		50	(11)		(11)	39
asset impairments	91	849	193	8	21			2		1,164				1,164
gains on disposal of assets	(351)	(1)	1		1		(3)	(11)		(364)	3		3	(361)
risk provisions		77	(13)					4		68				68
provision for redundancy incentives	8	4	24	9	1	8	1	1		56	(1)		(1)	55
commodity derivatives	1				(1)
exchange differences and derivatives	(14)	200	(15)	(1)						170				170
other	47	6	5			(2)		13		69				69

Special items of operating profit	(218)	1,132	202	17	22	6	9	43		1,213	(9)		(9)	1,204

Adjusted operating profit	9,334	618	(366)	(194)	767	(179)	1,085	(102)	84	11,047	(1,085)	496	(589)	10,458
Net finance (expense) income (b)	(136)	8	(6)	(2)	(4)	(649)	7	(21)		(803)	(7)		(7)	(810)
Net income from investments (b)	242	187	17	1	22		23			492	(23)		(23)	469
Income taxes (b)	(5,732)	(188)	102	52	(232)	182	(446)		(37)	(6,299)	446	(92)	354	(5,945)

Tax rate (%)	60.7	23.1			29.6		40.0			58.7				58.8
Adjusted net profit	3,708	625	(253)	(143)	553	(646)	669	(123)	47	4,437	(669)	404	(265)	4,172

of which:
- Adjusted net profit of non-controlling interest										454			(115)	339
- Adjusted net profit attributable to Eni’s shareholders										3,983			(150)	3,833

Reported net profit attributable to Eni’s shareholders										3,844			(144)	3,700

Exclusion of inventory holding (gains) losses										(70)				(70)
Exclusion of special items										209			(6)	203

Adjusted net profit attributable to Eni’s shareholders										3,983			(150)	3,833

(a) Following the announced divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities " and accounted as discontinued operations.
(b) Excluding special items.

(euro million)

First quarter 2013	E&P	G&P	R&M	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	4,053	(105)	(48)	(94)	203	(77)	(72)	(26)	3,834
Exclusion of inventory holding (gains) losses		(37)	(97)	29				115	10

Exclusion of special items:
environmental charges			7						7
asset impairments			16				1		17
gains on disposal of assets	(51)				1				(50)
risk provisions		(102)							(102)
provision for redundancy incentives	1	1	1			1			4
commodity derivatives	2	(79)							(77)
exchange differences and derivatives	(7)	82	(21)	2					56
other	1	13	(10)			(6)	16		14

Special items of operating profit	(54)	(85)	(7)	2	1	(5)	17		(131)

Adjusted operating profit	3,999	(227)	(152)	(63)	204	(82)	(55)	89	3,713
Net finance (expense) income (a)	(63)	7	1	(1)	(1)	(146)			(203)
Net income from investments (a)	20	30	49			42			141
Income taxes (a)	(2,286)	50	52	6	(73)	37		(31)	(2,245)

Tax rate (%)	57.8				36.0				61.5
Adjusted net profit	1,670	(140)	(50)	(58)	130	(149)	(55)	58	1,406

of which:
- Adjusted net profit of non-controlling interest									21
- Adjusted net profit attributable to Eni’s shareholders									1,385

Reported net profit attributable to Eni’s shareholders									1,543

Exclusion of inventory holding (gains) losses									7
Exclusion of special item									(165)

Adjusted net profit attributable to Eni’s shareholders									1,385

(a) Excluding special items.

Breakdown of special items

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	First half 2012	First half 2013

44	7	47	Environmental charges	50	54
1,153	17	71	Asset impairments	1,164	88
(338)	(50)	(16)	Gains on disposal of assets	(364)	(66)
(29)	(102)	27	Risk provisions	68	(75)
46	4	15	Provisions for redundancy incentives	56	19
(18)	(77)	131	Commodity derivatives		54
194	56	(127)	Exchange differences and derivatives	170	(71)
58	14	14	Other	69	28

1,110	(131)	162	Special items of operating profit	1,213	31

(193)	(36)	155	Net finance (income) expense	(169)	119
			of which:
(194)	(56)	127	exchange rate differences and derivatives	(170)	71
(10)	(7)	(195)	Net income from investments	(897)	(202)
			of which:
(7)		(174)	- gains on disposal of assets	(7)	(174)
		(95)	of which: Galp		(95)
		(75)	of which: Snam		(75)
			- revaluation gains	(835)
			of which: Galp	(835)
101	9	(24)	Income taxes	62	(15)
			of which:
		90	re-allocation of tax impact on intercompany dividends and other special items	16	90
101	9	(114)	taxes on special items of operating profit	46	(105)

1,008	(165)	98	Total special items of net profit	209	(67)

Net sales from operations

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	First half 2012	First half 2013	% Ch.

8,553	7,783	7,835	(8.4)	Exploration & Production	17,896	15,618	(12.7)
7,865	10,842	6,520	(17.1)	Gas & Power	19,993	17,362	(13.2)
15,295	13,889	15,839	3.6	Refining & Marketing	29,501	29,728	0.8
1,598	1,543	1,520	(4.9)	Versalis	3,241	3,063	(5.5)
3,053	2,988	2,011	(34.1)	Engineering & Construction	6,013	4,999	(16.9)
32	22	26	(18.8)	Other activities	61	48	(21.3)
354	326	354		Corporate and financial companies	664	680	2.4
(74)	(229)	202	..	Impact of unrealized intragroup profit elimination	(171)	(27)	..
(6,613)	(5,999)	(6,196)		Consolidation adjustment	(13,995)	(12,195)
30,063	31,165	28,111	(6.5)		63,203	59,276	(6.2)

Operating expenses

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	First half 2012	First half 2013	% Ch.

22,840	24,238	22,911	0.3	Purchases, services and other	46,249	47,149	1.9
15	(95)	74		of which: - other special items	107	(21)
1,134	1,227	1,340	18.2	Payroll and related costs	2,252	2,567	14.0
46	4	15		of which: - provision for redundancy incentives	55	19
23,974	25,465	24,251	1.2		48,501	49,716	2.5

Depreciation, depletion, amortization and impairments

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	First half 2012	First half 2013	% Ch.

2,010	1,754	2,058	2.4	Exploration & Production	3,827	3,812	(0.4)
106	91	70	(34.0)	Gas & Power	205	161	(21.5)
83	72	79	(4.8)	Refining & Marketing	165	151	(8.5)
21	21	21		Versalis	43	42	(2.3)
150	175	181	20.7	Engineering & Construction	316	356	12.7
(1)				Other activities
17	14	16	(5.9)	Corporate and financial companies	33	30	(9.1)
(6)	(6)	(7)		Impact of unrealized intragroup profit elimination	(12)	(13)
2,380	2,121	2,418	1.6	Total depreciation, depletion and amortization	4,577	4,539	(0.8)

1,153	17	71	(93.8)	Impairments	1,164	88	(92.4)

3,533	2,138	2,489	(29.5)		5,741	4,627	(19.4)

Net income from investments

(euro million) First half 2013	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	78	86	15	11	13	203
Dividends	204		35		67	306
Net gains on disposal			4		97	101
Other income (expense), net	1		21		42	64

	283	86	75	11	219	674

Income taxes

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	First half 2012	First half 2013	Change

			Profit before income taxes
(1,721)	105	(1,236)	Italy	550	(1,131)	(1,681)
4,483	3,710	2,787	Outside Italy	9,543	6,497	(3,046)
2,762	3,815	1,551		10,093	5,366	(4,727)
			Income taxes
(236)	99	(254)	Italy	298	(155)	(453)
2,753	2,152	1,931	Outside Italy	5,756	4,083	(1,673)
2,517	2,251	1,677		6,054	3,928	(2,126)
			Tax rate (%)
..	94.3	..	Italy	54.2	..	..
61.4	58.0	69.3	Outside Italy	60.3	62.8	2.5
91.1	59.0	108.1		60.0	73.2	13.2

Adjusted net profit by Division

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	First half 2012	First half 2013	% Ch.

1,716	1,670	1,441	(16.0)	Exploration & Production	3,708	3,111	(16.1)
(111)	(140)	(231)	..	Gas & Power	625	(371)	..
(110)	(50)	(141)	(28.2)	Refining & Marketing	(253)	(191)	24.5
(24)	(58)	(78)	..	Versalis	(143)	(136)	4.9
282	130	(649)	..	Engineering & Construction	553	(519)	..
(77)	(55)	(58)	24.7	Other activities	(123)	(113)	8.1
(451)	(149)	(129)	71.4	Corporate and financial companies	(646)	(278)	57.0
232	58	20		Impact of unrealized intragroup profit elimination (a)	451	78
1,457	1,406	175	(88.0)		4,172	1,581	(62.1)
				Attributable to:
1,368	1,385	576	(57.9)	- Eni’s shareholders	3,833	1,961	(48.8)
89	21	(401)	..	- Non-controlling interest	339	(380)	..

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	Dec. 31, 2012	March 31, 2013	June 30, 2013	Change vs. Dec. 31, 2012	Change vs. March 31, 2013

Total debt	24,463	26,332	24,575	112	(1,757)
Short-term debt	5,184	7,177	5,731	547	(1,446)
Long-term debt	19,279	19,155	18,844	(435)	(311)
Cash and cash equivalents	(7,765)	(10,096)	(7,850)	(85)	2,246
Securities held for non-operating purposes	(34)	(20)	(11)	23	9
Financing receivables for non-operating purposes	(1,153)	(231)	(222)	931	9

Net borrowings	15,511	15,985	16,492	981	507

Shareholders’ equity including non-controlling interest	62,558	65,257	61,845	(713)	(3,412)
Leverage	0.25	0.24	0.27	0.02	0.03

Bonds maturing in the 18-month period starting on June 30, 2013

(euro million)

Issuing entity	Amount at June 30, 2013 (a)

Eni SpA	1,282
Eni Finance International SA	78

1,360

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the First half of 2013 (granted by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amount at June 30, 2013 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,250	EUR	1,228	2016	fixed	0.625

			1,228

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

GROUP BALANCE SHEET

(euro million)

Dec. 31, 2012	Mar. 31, 2013	June 30, 2013

ASSETS
Current assets
Cash and cash equivalents	7,765	10,096	7,850
Other financial assets available for sale	235	222	213
Trade and other receivables	28,747	32,609	28,679
Inventories	8,496	8,275	8,035
Current tax assets	771	838	758
Other current tax assets	1,230	1,099	1,045
Other current assets	1,624	1,547	1,391

	48,868	54,686	47,971
Non-current assets
Property, plant and equipment	63,466	65,442	64,441
Inventory - compulsory stock	2,538	2,583	2,359
Intangible assets	4,487	4,564	4,533
Equity-accounted investments	4,262	4,411	4,518
Other investments	5,085	5,229	2,819
Other financial assets	1,229	1,170	1,132
Deferred tax assets	5,027	4,196	5,485
Other non-current receivables	4,400	4,606	3,841

	90,494	92,201	89,128
Assets held for sale	516	528	486

TOTAL ASSETS	139,878	147,415	137,585
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	2,223	3,040	2,904
Current portion of long-term debt	2,961	4,137	2,827
Trade and other payables	23,581	26,203	22,343
Income taxes payable	1,622	1,608	1,066
Other taxes payable	2,162	3,515	2,860
Other current liabilities	1,437	1,523	1,221

	33,986	40,026	33,221
Non-current liabilities
Long-term debt	19,279	19,155	18,844
Provisions for contingencies	13,603	13,275	13,180
Provisions for employee benefits	1,374	1,395	1,400
Deferred tax liabilities	6,740	5,992	6,775
Other non-current liabilities	1,977	1,964	1,941

	42,973	41,781	42,140
Liabilities directly associated with assets held for sale	361	351	379

TOTAL LIABILITIES	77,320	82,158	75,740
SHAREHOLDERS’ EQUITY
Non-controlling interest	3,498	3,483	2,868
Eni shareholders’ equity:
Share capital	4,005	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(16)	(37)	(15)
Other reserves	49,438	56,464	53,370
Treasury shares	(201)	(201)	(201)
Interim dividend	(1,956)
Net profit	7,790	1,543	1,818

Total Eni shareholders’ equity	59,060	61,774	58,977
TOTAL SHAREHOLDERS’ EQUITY	62,558	65,257	61,845
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	139,878	147,415	137,585

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	First half 2012	First half 2013

			REVENUES
30,063	31,165	28,111	Net sales from operations	63,203	59,276
515	231	139	Other income and revenues	751	370
30,578	31,396	28,250	Total revenues	63,954	59,646

			OPERATING EXPENSES
22,840	24,238	22,911	Purchases, services and other	46,249	47,149
1,134	1,227	1,340	Payroll and related costs	2,252	2,567
(280)	41	(51)	OTHER OPERATING (CHARGE) INCOME	(372)	(10)

3,533	2,138	2,489	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	5,741	4,627

2,791	3,834	1,459	OPERATING PROFIT	9,340	5,293

			FINANCE INCOME (EXPENSE)
3,873	1,947	1,280	Finance income	6,210	3,227
(4,047)	(2,143)	(1,666)	Finance expense	(6,651)	(3,809)
(161)	29	(48)	Derivative financial instruments	(200)	(19)
(335)	(167)	(434)		(641)	(601)

			INCOME (EXPENSE) FROM INVESTMENTS
165	71	132	Share of profit (loss) of equity-accounted investments	342	203
141	77	394	Other gain (loss) from investments	1,052	471
306	148	526		1,394	674

2,762	3,815	1,551	PROFIT BEFORE INCOME TAXES	10,093	5,366
(2,517)	(2,251)	(1,677)	Income taxes	(6,054)	(3,928)

245	1,564	(126)	Net profit - continuing operations	4,039	1,438
128			Net profit - discontinued operations	259
373	1,564	(126)	Net profit	4,298	1,438

			Eni’s shareholders
156	1,543	275	- continuing operations	3,700	1,818
71			- discontinued operations	144
227	1,543	275		3,844	1,818

			Non-controlling interest
89	21	(401)	- continuing operations	339	(380)
57			- discontinued operations	115
146	21	(401)		454	(380)

			Net profit per share (euro per share)
0.06	0.43	0.07	- basic	1.06	0.50
0.06	0.43	0.07	- diluted	1.06	0.50

			Net profit from continuing operations per share (euro per share)
0.04	0.43	0.07	- basic	1.02	0.50
0.04	0.43	0.07	- diluted	1.02	0.50

COMPREHENSIVE INCOME

(euro million)

First half 2012	First half 2013

Net profit	4,298	1,438
Other items of comprehensive income:
- foreign currency translation differences	1,147	156
- fair value evaluation of Eni’s interest in Galp and Snam		(100)
- change in the fair value of cash flow hedging derivatives	(25)	3
- change in the fair value of available-for-sale securities	8	(2)
- share of "Other comprehensive income" on equity-accounted entities	8	2
- taxation	8

	1,146	59

Total comprehensive income	5,444	1,497
Attributable to:
- Eni’s shareholders	4,962	1,889
- Non-controlling interest	482	(392)

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders’ equity at December 31, 2012		62,558
Total comprehensive income	1,497
Dividends distributed to Eni’s shareholders	(1,956)
Dividends distributed by consolidated subsidiaries	(214)
Non-controlling interest excluded from consolidation area	(14)
Acquisition of Tigáz minorities	(26)

Total changes		(713)

Shareholders’ equity at June 30, 2013		61,845

Attributable to:
- Eni’s shareholders		58,977
- Non-controlling interest		2,868

GROUP CASH FLOW STATEMENT

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	First half 2012	First half 2013

245	1,564	(126)	Net profit - continuing operations	4,039	1,438
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,380	2,121	2,418	Depreciation, depletion and amortization	4,577	4,539
1,153	17	71	Impairments of tangible and intangible assets, net	1,164	88
(165)	(71)	(132)	Share of loss of equity-accounted investments	(342)	(203)
(347)	(51)	(117)	Gain on disposal of assets, net	(370)	(168)
(132)	(35)	(271)	Dividend income	(156)	(306)
(11)	(36)	(31)	Interest income	(48)	(67)
199	184	187	Interest expense	420	371
2,517	2,251	1,677	Income taxes	6,054	3,928
(13)	(19)	194	Other changes	(898)	175
			Changes in working capital:
(275)	235	425	- inventories	(621)	660
3,487	(3,599)	3,217	- trade receivables	605	(382)
(846)	1,564	(3,376)	- trade payables	(1,098)	(1,812)
247	(442)	144	- provisions for contingencies	331	(298)
(1,261)	1,771	38	- other assets and liabilities	490	1,809
1,352	(471)	448	Cash flow from changes in working capital	(293)	(23)
18	7	8	Net change in the provisions for employee benefits	14	15
295	34	375	Dividends received	474	409
13	21	37	Interest received	25	58
(252)	(439)	(254)	Interest paid	(542)	(693)
(3,033)	(2,279)	(2,530)	Income taxes paid, net of tax receivables received	(5,778)	(4,809)
4,219	2,798	1,954	Net cash provided from operating activities - continuing operations	8,340	4,752
8			Net cash provided from operating activities - discontinued operations	82
4,227	2,798	1,954	Net cash provided from operating activities	8,422	4,752
			Investing activities:
(2,674)	(2,617)	(2,269)	- tangible assets	(5,086)	(4,886)
(595)	(502)	(543)	- intangible assets	(1,054)	(1,045)
	(28)		- consolidated subsidiaries and businesses	(178)	(28)
(61)	(85)	(63)	- investments	(128)	(148)
(7)	(9)	(9)	- securities		(18)
(384)	(381)	(143)	- financing receivables	(608)	(524)
29	(82)	221	- change in payables and receivables in relation to investments and capitalized depreciation	(305)	139
(3,692)	(3,704)	(2,806)	Cash flow from investments	(7,359)	(6,510)
			Disposals:
704	52	134	- tangible assets	727	186
1		4	- intangible assets	30	4
(2)			- consolidated subsidiaries and businesses	(2)
19	23	2,252	- investments	19	2,275
16	20	7	- securities	32	27
79	1,343	(28)	- financing receivables	332	1,315
(379)	22	29	- change in payables and receivables in relation to disposals	(361)	51
438	1,460	2,398	Cash flow from disposals	777	3,858
(3,254)	(2,244)	(408)	Net cash used in investing activities (*)	(6,582)	(2,652)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	First half 2012	First half 2013

4,169	988	1,606	Proceeds from long-term debt	4,812	2,594
(139)	(33)	(3,220)	Repayments of long-term debt	(681)	(3,253)
(91)	874	(4)	Increase (decrease) in short-term debt	(554)	870
3,939	1,829	(1,618)		3,577	211
			Net acquisition of treasury shares made by consolidated subsidiaries other than the parent company	22
1	(25)		Disposal (acquisition) of interests in consolidated subsidiaries	(4)	(25)
(1,884)		(1,956)	Dividends paid to Eni’s shareholders	(1,884)	(1,956)
(391)	(38)	(173)	Dividends paid to non-controlling interests	(414)	(211)
1,665	1,766	(3,747)	Net cash used in financing activities	1,297	(1,981)
(6)		(15)	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(6)	(15)
18	11	(30)	Effect of exchange rate changes on cash and cash equivalents and other changes	9	(19)
2,650	2,331	(2,246)	Net cash flow for the period	3,140	85
1,990	7,765	10,096	Cash and cash equivalents - beginning of the period	1,500	7,765
4,640	10,096	7,850	Cash and cash equivalents - end of the period	4,640	7,850

(*) Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	First half 2012	First half 2013

			Financing investments:
(7)			- securities
(338)	(168)	26	- financing receivables	(350)	(142)
(345)	(168)	26		(350)	(142)
			Disposal of financing investments:
7	15	7	- securities	7	22
4	1,089	(15)	- financing receivables	7	1,074
11	1,104	(8)		14	1,096
(334)	936	18	Net cash flows from financing activities	(336)	954

SUPPLEMENTAL INFORMATION

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	First half 2012	First half 2013

		Effect of investment of companies included in consolidation and businesses
	26	Current assets	108	26
15	27	Non-current assets	171	27
	(5)	Net borrowings	46	(5)
(15)	(19)	Current and non-current liabilities	(99)	(19)
	29	Net effect of investments	226	29
		Non-controlling interest
		Fair value of investments held before the acquisition of control
		Sale of unconsolidated entities controlled by Eni
	29	Purchase price	226	29
		less:
	(1)	Cash and cash equivalents	(48)	(1)
	28	Cash flow on investments	178	28
		Effect of disposal of consolidated subsidiaries and businesses
1		Current assets	1
1		Non-current assets	1
5		Net borrowings	5
(8)		Current and non-current liabilities	(8)
(1)		Net effect of disposals	(1)
		Fair value of non-controlling interest retained after disposals
2		Gains on disposal	2
(1)		Non-controlling interest	(1)
		Selling price
		less:
(2)		Cash and cash equivalents	(2)
(2)		Cash flow on disposals	(2)

CAPITAL EXPENDITURE

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	First half 2012	First half 2013	% Ch.

2,437	2,330	2,563	5.2	Exploration & Production	4,455	4,893	9.8
27				- acquisition of proved and unproved properties	27
468	466	478	2.1	- exploration	826	944	14.3
1,921	1,844	2,063	7.4	- development	3,568	3,907	9.5
21	20	22	4.8	- other expenditure	34	42	23.5
53	28	57	7.5	Gas & Power	85	85
47	27	49	4.3	- Marketing	78	76	(2.6)
6	1	8	33.3	- International transport	7	9	28.6
166	84	126	(24.1)	Refining & Marketing	290	210	(27.6)
141	70	93	(34.0)	- Refinery, supply and logistics	243	163	(32.9)
25	14	33	32.0	- Marketing	47	47
37	53	58	56.8	Versalis	66	111	68.2
231	339	151	(34.6)	Engineering & Construction	546	490	(10.3)
3	1	4	33.3	Other activities	8	5	(37.5)
31	62	45	45.2	Corporate and financial companies	54	107	98.1
57	222	(192)		Impact of unrealized intragroup profit elimination	143	30

3,015	3,119	2,812	(6.7)		5,647	5,931	5.0

In the first half of 2013, capital expenditure amounted to euro 5,931 million (euro 5,647 million in the first half 2012) relating mainly to:
-	development activities deployed mainly in Norway, the United States, Angola, Italy, Congo, Kazakhstan and Nigeria and exploratory activities of which 97% was spent outside Italy, primarily in Mozambique, Togo, Congo, Angola and China, as well as acquisition of new licenses in the Republic of Cyprus and in Vietnam;
-	upgrading of the fleet used in the Engineering & Construction Division (euro 490 million);
-	refining, supply and logistics with projects designed to improve the conversion rate and flexibility of refineries (euro 163 million) as well as upgrading and activities related to compliance to relevant legislation on the refined product retail network (euro 47 million);
-	initiatives to improve flexibility of the combined cycle power plants (euro 43 million).

EXPLORATION & PRODUCTION CAPITAL EXPENDITURE BY GEOGRAPHIC AREA

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	% Ch. II Q. 13 vs. II Q. 12	First half 2012	First half 2013	% Ch.

197	197	196	(0.5)	Italy	357	393	10.1
501	583	556	11.0	Rest of Europe	967	1,139	17.8
340	192	196	(42.4)	North Africa	612	388	(36.6)
774	731	875	13.0	Sub-Saharan Africa	1,347	1,606	19.2
177	160	164	(7.3)	Kazakhstan	341	324	(5.0)
207	209	318	53.6	Rest of Asia	311	527	69.5
235	251	230	(2.1)	America	508	481	(5.3)
6	7	28	..	Australia and Oceania	12	35	..

2,437	2,330	2,563	5.2		4,455	4,893	9.8

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	First half 2012	First half 2013

1,656	1,600	1,648	Production of oil and natural gas (a) (b)	(kboe/d)	1,669	1,624
187	180	181	Italy		188	181
173	158	151	Rest of Europe		190	154
573	554	598	North Africa		571	576
333	313	322	Sub-Saharan Africa		334	317
106	103	105	Kazakhstan		108	104
128	141	150	Rest of Asia		120	145
120	119	110	America		119	115
36	32	31	Australia and Oceania		39	32
144.6	135.8	140.3	Production sold (a)	(mmboe)	293.8	276.1

PRODUCTION OF LIQUIDS BY REGION

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	First half 2012	First half 2013

856	818	845	Production of liquids (a)	(kbbl/d)	861	832
63	63	67	Italy		65	65
92	79	76	Rest of Europe		101	77
260	254	259	North Africa		258	257
244	237	240	Sub-Saharan Africa		244	239
64	60	68	Kazakhstan		65	64
43	44	57	Rest of Asia		39	51
69	69	67	America		67	68
21	12	11	Australia and Oceania		22	11

PRODUCTION OF NATURAL GAS BY REGION

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	First half 2012	First half 2013

4,394	4,290	4,410	Production of natural gas (a) (b)	(mmcf/d)	4,437	4,350
683	646	628	Italy		675	637
447	434	413	Rest of Europe		484	423
1,721	1,647	1,859	North Africa		1,716	1,753
488	415	451	Sub-Saharan Africa		494	433
231	233	199	Kazakhstan		242	216
466	528	509	Rest of Asia		445	519
277	275	241	America		287	258
81	112	110	Australia and Oceania		94	111

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of gas consumed in operation (453 and 337 mmcf/d in the second quarter 2013 and 2012, respectively, 415 and 342 mmcf/d in the first half 2013 and 2012, respectively, and 377 mmcf/d in the first quarter 2013).

Versalis

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	First half 2012	First half 2013

			Sales of petrochemical products	(euro million)
746	683	735	Intermediates		1,479	1,418
800	807	727	Polymers		1,660	1,524
52	53	58	Other revenues		102	121

1,598	1,543	1,520			3,241	3,063

			Production	(ktonnes)
964	894	914	Intermediates		1,813	1,808
660	603	614	Polymers		1,301	1,217

1,624	1,497	1,528			3,114	3,025

Engineering & Construction

(euro million)

Second Quarter 2012	First Quarter 2013	Second Quarter 2013	First half 2012	First half 2013

			Orders acquired
1,623	1,005	3,150	Engineering & Construction Offshore	4,229	4,155
1,141	913	1,043	Engineering & Construction Onshore	1,416	1,956
257	905	8	Offshore drilling	405	913
166	60	67	Onshore drilling	253	127

3,187	2,883	4,268		6,303	7,151

(euro million)	Dec. 31, 2012	June 30, 2013

Order backlog	19,739	21,704